T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

July 31, 2009	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON CLOSES $800,000 NON BROKERED PRIVATE PLACEMENT

Levon Resources Ltd. (the “Company”) has completed a non-brokered private placement of 5,000,000 units at a price of $0.16 per unit for gross proceeds of $800,000.

Each unit consists of one common share and one half (1/2) non-transferrable share purchase warrant.  Two half warrants will entitle the investor to purchase one additional common share with a term of one (1) year at an exercise price of $0.35 expiring on July 29, 2010.

All securities issued under this private placement are subject to a four month and a day hold period, expiring on November 30, 2009.

The Company has paid the following finders, a finder’s fee equal to 7% of the funds raised, plus Broker’s Warrant to acquire common shares of the Company equal to 7% of the number of Units sold at an exercise price of $0.35 per share for a period of one year expiring on July 29, 2010:

•	P.I. Financial Corp. - $2,240 and 14,000 Broker’s Warrants
•	Canaccord Capital Corporation - $4,256 and 26,600 Broker’s Warrants
•	Bolder Investment Partners Ltd. - $35,840 and 224,000 Broker’s Warrants

In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than $0.50  per share for a period of 10 consecutive trading days at any time after four months from the closing date, the Company may accelerate the expiry date of the warrants by giving notice to the holders thereof and in such case the warrants will have to be exercised within thirty one (30) days after the date of notice, otherwise the Warrants will expire.

The funds will be used to advance the Cordero Sanson project in Chihuahua State, Mexico and complete the earn-in of the 51% interest in the project.

Levon is a junior gold exploration company with key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada, the Norma Sass and Ruf claims near the Pipeline gold deposit being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA, and the Cordero Silver, Gold, Lead, Zinc project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.